                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)(1)

                                  ORAVAX, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  68554 R 10 7
           --------------------------------------------------------
                                 (CUSIP Number)

                                 DR. JOHN BROWN
                                 CHIEF EXECUTIVE
                         PEPTIDE THERAPEUTICS GROUP PLC
                     321 CAMBRIDGE SCIENCE PARK, MILTON ROAD
                           CAMBRIDGE CB4 4WG, ENGLAND
                               011-44-1223-423-333

                                 with a copy to:

                              MICHAEL LYTTON, ESQ.
                               PALMER & DODGE LLP
                                ONE BEACON STREET
                                BOSTON, MA 02110
                                 (617) 573-0100
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                JANUARY 25, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
-----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68554 R 10 7                13D                 Page  2  of  8  pages



-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

            -- Peptide Therapeutics Group PLC --

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /__/
                                                          (b)  /__/
                  Not Applicable
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                  WC
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2 (d) OR 2 (e)                    /__/

                  Not Applicable
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales
-------------------------------------------------------------------------------
                                        7.   SOLE VOTING POWER

                                               2,193,537(1)
Number of                                  ------------------------------------
Shares                                  8. SHARED  VOTING POWER
Beneficially
Owned by                                             0(2)
Each
Reporting                                  ------------------------------------
Person                                  9. SOLE DISPOSITION POWER

                                                2,193,517(1)
                                           ------------------------------------
                                       10. SHARED DISPOSITIVE POWER
                                           ------------------------------------

                                                   0(2)


-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           2,193,537(1)
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /__/
                           Not Applicable
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  CO
-------------------------------------------------------------------------------
(1) See Items 3 and 4.
(2) See Item 6.

CUSIP No. 68554 R 107                 13D                     Page 3 of 8 Pages

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

          Orange Acquisition Corp.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /__/
                                                       (b)  /__/

          Not Applicable
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          WC
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2
     (d) OR 2 (e) /__/

          Not Applicable
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                                        7.   SOLE VOTING POWER

                                               2,193,537(1)
Number of                                  ------------------------------------
Shares                                  8. SHARED  VOTING POWER
Beneficially
Owned by                                             0(2)
Each
Reporting                                  ------------------------------------
Person                                  9. SOLE DISPOSITION POWER

                                                2,193,517(1)
                                           ------------------------------------
                                       10. SHARED DISPOSITIVE POWER
                                           ------------------------------------

                                                   0(2)


-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,193,537(1)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

          Not Applicable
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.9%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------
(1) See Items 3 and 4.
(2) See Item 6.

CUSIP No.  68554 R 10 7               13D                      Page 4 of 8 Pages


     This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Original Statement") filed by Peptide Therapeutics Group PLC ("Peptide") and Orange Acquisition Corp. ("Orange Sub" and together with Peptide the "Purchaser") with the United States Securities and Exchange Commission on November 20, 1998, as amended and supplemented pursuant to Amendment No. 1 filed by Peptide and Orange Sub on January 11, 1999. Except as set forth below, there are no changes to the information set forth in the Original Statement, as amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended by replacing the last two paragraphs thereof with the following paragraphs:

     As described in Item 6 below, Peptide entered into the Standstill Agreement (as defined below) with Pasteur Meriuex Serums et Vaccins S.A. ("PMC"), a company organized under the laws of the Republic of France, pursuant to which PMC has agreed not to engage in discussions with or acquire or offer to acquire OraVax at any time prior to the effective time of the Merger or the termination of the Standstill Agreement.

     OraVax and PMC are parties to joint venture and license agreements relating to the development of immuno-therapeutic and preventive vaccines. At the time of entering into the Standstill Agreement, a subsidiary of Peptide and PMC entered into an Overview Agreement dated January 25, 1999 (the "Overview Agreement") providing that, upon the effective time of the Merger, Peptide will cause OraVax to enter into certain modifications to its joint venture agreement with PMC, certain additional license agreements with PMC and an agreement to allow PMC at its option to defer an aggregate of $3 million in future milestone payments to OraVax relating to certain license agreements between PMC and OraVax. In addition, PMC has agreed to make a $3 million equity investment in ordinary shares of Peptide. The modification to the joint venture agreement would expand the joint venture to the development of vaccines against hepatitis C ("HEPC"). The additional license agreements relate to the development of vaccines against Japanese encephalitis ("JE"), tick borne encephalitis ("TBE") and HEPC based upon OraVax technology. Upon the effective time of the Merger, the additional license agreements would grant PMC world wide exclusive rights to the JE and TBE vaccines and a fifty percent share in world wide exclusive rights to the HEPC vaccines. OraVax will develop the vaccines through completion of early stage clinical trials. PMC will address advanced development, manufacturing, sales, marketing and distribution of the vaccines. The Overview Agreement may be terminated at any time prior to the effective time of the Merger (1) by mutual written consent of the parties; (2) upon termination of the Merger Agreement; or (3) by PMC upon (a) the public announcement of a tender or exchange offer for securities of OraVax by any person other than PMC, (b) any event that would entitle Peptide to terminate the Merger Agreement, (c) upon the public announcement of the submission to OraVax of an Acquisition Proposal (as defined in the Merger Agreement) by any person other than PMC, or (d) breach of certain representations and warranties contained in the Overview Agreement. A copy of the Overview Agreement is filed as Exhibit 5 hereto and incorporated herein by reference.

     On January 28, 1999, Peptide and OraVax entered into Amendment No. 1 to the Merger Agreement ("Amendment No. 1") to increase the total consideration of cash and Peptide stock payable to OraVax stockholders from $15 million to $20 million. The $5 million increase will take the form of additional shares of Peptide stock issued to OraVax stockholders. The board of directors of OraVax has approved this increase in the stock consideration and confirmed its recommendation that the OraVax stockholders approve the Merger Agreement as amended. A copy of Amendment No. 1 is filed as Exhibit 6 hereto and incorporated herein by reference.

CUSIP No.  68554 R 10 7               13D                      Page 5 of 8 Pages

     The foregoing summary of the contents of the Merger Agreement, Amendment No. 1, the Stock Purchase Agreement, the Standstill Agreement and the Overview Agreement is qualified in its entirety by reference to the exhibits hereto.

     Except as set forth in this Item 4, the Merger Agreement, Amendment No. 1, the Stock Purchase Agreement, the Stockholder Voting Agreement (as described below), the Affiliate Letter (as described below), the Standstill Agreement (as described below) or the Overview Agreement, neither Peptide, Orange Sub or, to the best of Peptide's or Orange Sub's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is amended by replacing the last paragraph thereof with the following paragraphs:

     Peptide has entered into a Standstill Agreement dated January 25, 1999 (the "Standstill Agreement") with PMC in connection with a subsidiary of Peptide and PMC entering into the Overview Agreement as described in Item 4 above. A copy of the Standstill Agreement is filed as Exhibit 6 hereto and incorporated herein by reference.

     The Standstill Agreement provides that, prior to the effective time of the Merger or the termination of the Standstill Agreement, PMC will not directly or indirectly (1) acquire or make any proposal to acquire any securities of OraVax (except by way of stock dividends or other distributions or offerings made by OraVax on a pro rata basis to OraVax stockholders) or seek or propose any merger, consolidation, business combination, tender or exchange offer or sale or purchase of all or a substantial portion of the assets of OraVax; (2) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of OraVax; (3) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended) with respect to any voting securities of OraVax or in connection with any of the foregoing; (4) have any discussions or enter into any arrangements, understandings or agreements with, or advise , assist or encourage, any other persons in connection with any of the foregoing; or (5) announce an intention to do any of the foregoing, provided that the foregoing shall not restrict PMC from negotiating with OraVax with regard to a licensing transaction involving certain OraVax technology or an Acquisition Proposal (as defined in the Merger Agreement) if OraVax initiates such negotiations with PMC or if OraVax or Peptide initiates such negotiations with any person other than PMC.

     The Standstill Agreement may be terminated at any time prior to the effective time of the Merger (1) by mutual written consent of the parties; (2) by PMC or Peptide upon the termination of the Merger Agreement; or (3) by PMC upon (a) the public announcement of a tender or exchange offer for securities of OraVax, (b) the occurrence of certain events that would entitle Peptide to terminate the Merger Agreement ("Termination Events"), (c) the public announcement of the submission to OraVax of a bona fide Acquisition Proposal by any person other than PMC, or (d) any modification or amendment of the Merger Agreement which PMC reasonably determines to be

CUSIP No.  68554 R 10 7               13D                      Page 6 of 8 pages


adverse to OraVax stockholders or which extends the July 31, 1999 termination date of the Merger Agreement. Pursuant to the Standstill Agreement, Peptide shall promptly inform PMC if it becomes aware of the occurrence of any Termination Events or the submission of an Acquisition Proposal to OraVax. The Standstill Agreement shall terminate on October 31, 1999 to the extent it is not otherwise terminated prior to that date.

     The foregoing summary of the contents of the Stockholder Voting Agreement, the Affiliate Letter and the Standstill Agreement is qualified in its entirety by reference to the exhibits hereto.

     Except as provided in the Merger Agreement, Amendment No. 1, the Stock Purchase Agreement, the Stockholder Voting Agreement, the Affiliate Letter, the Standstill Agreement or the Overview Agreement, or as set forth herein, neither Peptide, Orange Sub or, to the best of Peptide's or Orange Sub's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of OraVax, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is amended by adding the following to the list of exhibits:

     Exhibit 5 - Overview Agreement dated January 25, 1999 by and between
                 Peptide Therapeutics Limited and Pasteur Meriuex Serums et Vaccins S.A. (Incorporated by reference to Form F-4 to be filed by Peptide Therapeutics Group plc with the Securities and Exchange Commission.)

     Exhibit 6 - Amendment No. 1 to Restated Agreement and Plan of Acquisition
                 dated January 28, 1999 by and among Peptide Therapeutics Group plc, Peach Acquisition Corp. and OraVax, Inc.

     Exhibit 7 - Standstill Agreement dated January 25, 1999 by and between
                 Peptide Therapeutics Group plc and Pasteur Meriuex Serums et Vaccins S.A.

CUSIP No.  68554 R 10 7               13D                      Page 7 of 8 pages



                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.



                                        January 28, 1999


                                        PEPTIDE THERAPEUTICS GROUP PLC


                                        By: /s/ Gordon Cameron
                                            -----------------------
                                            Gordon Cameron
                                            Finance Director


                                        ORANGE ACQUISITION CORP.


                                        By: /s/ Gordon Cameron
                                            -----------------------
                                            Gordon Cameron
                                            Treasurer

CUSIP No.  68554 R 10 7               13D                      Page 8 of 8 pages



                                  EXHIBIT INDEX


Exhibit                  Description
-------                  -----------
  1                 Form of Stock Purchase Agreement by and among Orange
                    Acquisition Corp. and certain stockholders of OraVax, Inc.*

  2                 Agreement and Plan of Acquisition dated as of November 10,
                    1998 by and among Peptide Therapeutics Group plc, Peach
                    Acquisition Corp. and OraVax, Inc. (Incorporated by reference to Exhibit 2.1 to the Form 8-K filed on November
                    19, 1998 by OraVax, Inc., File No. 0-26034.)

  3                 Form of Stockholder Voting Agreement by and among Peptide
                    Therapeutics Group plc and certain stockholders of OraVax, Inc.*

  4                 Agreement as to Joint Filing of Schedule 13D.*

  5                 Overview Agreement dated January 25, 1999 by and between
                    Peptide Therapeutics Limited and Pasteur Meriuex Serums et
                    Vaccins S.A. (Incorporated by reference to Form F-4 to be filed by Peptide Therapeutics Group plc with the Securities and Exchange Commission.)

  6                 Amendment No. 1 to Restated Agreement and Plan of
                    Acquisition dated January 28, 1999 by and among Peptide
                    Therapeutics Group plc, Peach Acquisition Corp. and
                    OraVax, Inc.

  7                 Standstill Agreement dated January 25, 1999 by and between
                    Peptide Therapeutics Group plc and Pasteur Meriuex Serums et
                    Vaccins S.A.



--------------------
*    Previously filed.